Damon Colbert
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

March 4, 2010

RE:  CytoGenix, Inc.
     2008 Form 10-K filed May 15, 2009
     Form 10-Q for Qrt. Ended 3/31/2009 filed May 20, 2009 File No. 000-26807


Dear Mr. Colbert:


We have the restated Annual 10-K for 2008 and the 10-Q for March 31, 2009 as redlined documents for your review, to take into account establishing an impairment provision against the December 31, 2008 inventory and to revise them based on your comments in your December 17, 2009 letter to the Company.

We have not received the consent of LBB & Associates LTD, LLP to include their audit report dated April 4, 2008 relating to the December 31, 2007 financial statements. As I noted in my January 14, 2010 letter to you, there is a money issue with them created by prior management and based on the Company's current situation of not having any financial resources, we see a potential problem in getting their consent. I have noted this fact in our letter addressing your comments.

The Company does not have the thousands of dollars that will be required to file the redlined correspondence responses to your comment letter(s) and then a final live version. I can email the comment letter and redlined correspondence versions to you if you will provide me with an email address, then we can address the live version at the time that it is ready to go.

Respectfully,


/s/ Randy Moseley
-----------------
Randy Moseley
Chief Financial Officer
817-296-3877
rmoseley@hotmail.com